Exhibit 99.1

BiondVax Announces Launch of Proposed Underwritten Follow-on Offering of American Depositary Shares

Jerusalem, Israel – January 28, 2021 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biopharmaceutical company focused on developing, manufacturing and ultimately commercializing products for the prevention and treatment of infectious diseases and related illnesses, today announced its intention to offer its American Depositary Shares (“ADSs”) in an underwritten public offering. In connection with the offering, BiondVax expects to grant the underwriter a 30-day option to purchase up to an additional 15% of the ADSs to be sold in the offering to cover over-allotments, if any. The ADSs are being offered by BiondVax pursuant to an effective shelf registration statement on file with the Securities and Exchange Commission (the “SEC”).

BiondVax intends to use the net proceeds from the offering, together with its existing cash and cash equivalents, for general corporate purposes, which may include working capital, research and development activities, regulatory matters, capital investment or other related purposes. The Company may also use a portion of any net proceeds to in-license, invest in or acquire businesses, assets or technologies that BiondVax believes are complementary to its business focus, although BiondVax has no current commitments or agreements in those regards.

Aegis Capital Corp. is acting as the sole book-running manager for the offering.

The offering is subject to market conditions and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

The ADSs described above are being offered by the Company pursuant to a registration statement that was previously filed with the SEC and declared effective by the SEC on August 10, 2020. A prospectus supplement and accompanying base prospectus relating to and describing the final terms of the offering will be made available on the SEC’s website located at www.sec.gov or from Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th Floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About BiondVax

BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV) is a biopharmaceutical company focused on developing, manufacturing and ultimately commercializing products for the prevention of infectious diseases and related illnesses. The Company had been developing M-001, a novel flu vaccine candidate that was designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. In seven Phase 1/2 and Phase 2 clinical trials designed to test for immunogenicity, the Company was able to demonstrate M-001 was effective in stimulating an immune response to a broad range of flu strains. In October 2020, the Company completed a Phase 3 clinical trial of M-001 which failed to meet the trial’s primary and secondary efficacy endpoints. The company is now pursuing opportunities in the infectious disease space, including exploring several alternatives for development of a pipeline of assets.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements, including statements regarding future business strategies that BiondVax may explore. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, that BiondVax does not have sufficient cash to operate its business for the next 12 months, which raises substantial doubt about its ability to continue as a going concern; the risk that BiondVax may not be able to secure capital on attractive terms, if at all; the risk that BiondVax is currently exploring new business strategies after its M-001 universal flu vaccine candidate failed to meet the trial’s primary and secondary efficacy endpoints; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax; the risk that BiondVax may not execute a strategic alternative to M-001; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all;  timing of receipt of regulatory approval of our manufacturing facility in Jerusalem; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of BiondVax to maintain, preserve and defend its intellectual property and patents granted; the adequacy of available cash resources and the ability to raise additional capital when needed. More detailed information about the risks and uncertainties affecting BiondVax is contained under the heading “Risk Factors” in BiondVax’s Annual Report on Form 20-F for the year ended December 31, 2019 and other filings filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to revise or update any forward-looking statement for any reason.